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                                                                     EXHIBIT 6.4

                         MARKETING AND LICENSE AGREEMENT

                                       FOR

                                COMPUTER SOFTWARE


         AGREEMENT made as of this 1st day of May, 1999 (the "Effective Date") by and between SureQuest Systems Inc. ("SureQuest"), a Nevada corporation, having an office at 13606 TI Blvd. Dallas, Texas 75243 and Health Technologies, Inc. ("HTI") a Missouri corporation, having an office at 13801 Riverport Dr., Ste 100 Maryland Heights, Missouri 63043.


         A. HTI is a national dietary consulting company with approximately seven hundred eighty (780) customers, primarily long term care facilities and food distributors. HTI chooses to have a suite of software programs to recommend and sell to their customers to implement their consulting advice.


         B. SureQuest has a national business of providing a suite of proprietary software programs in both DOS and Microsoft Windows platforms ("SureQuest Dietary System") and operates a menu services, and serves among other types of institutions, long term care facilities and food distributors.


         C. HTI and SureQuest choose to enter into this Marketing and License Agreement ("the Agreement") pursuant to which SureQuest will license its SureQuest Dietary System to HTI for sublicense by HTI to HTI End User (defined below) customers and SureQuest will train HTI personnel to train others to use the SureQuest Dietary System to support HTI's business and SureQuest's other business, all subject to the terms, conditions and limitations set forth in this Agreement.


         NOW, THEREFORE, the parties hereto hereby agree as follows:


         2. Definitions. For the purposes of this Agreement, the following terms shall be defined as indicated:


                  (a) "Licensed Programs" shall mean the computer programs for the

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SureQuest Dietary System listed in Schedule 1(a) attached hereto including associated documentation, and all updates and modifications hereafter made to the Licensed Programs.


         (b) "End User" shall mean a HTI customer which has been licensed to use the Licensed Programs for its own internal use, with no rights to sublicense, resell or otherwise transfer the Licensed Programs. SureQuest's standard License Agreement (which will be a part of the User Manual) is attached on Schedule 1(c).


         (c) "End User License Agreement" shall mean the executed order and the user agreement be executed by HTI and an End User.


         (d) "Equipment" shall mean the types of computer terminals and peripherals described on Schedule 1 (d).


         (e) "License Fees" shall mean the amounts which HTI shall pay SureQuest for each license granted to an End User by HTI for the use of the Licensed Programs as set forth on Schedule 1 (e).


         (f) "Problems or Defects" shall mean any failure of the Licensed Programs to operate in substantial conformance with the Specifications (as such term is hereafter defined).


         (g) "Specifications" shall mean the descriptions of the Licensed Programs set forth in the User Manuals listed in Schedule 1 (a) to this Agreement.


         (h) "Support Services" shall mean the maintenance services and support service to be provided to an End User by SureQuest as described in Schedule 7 to this Agreement.

         (i) "Support Services Fees" shall mean those fees for Support Services set forth on Schedule 1 (e).


         (j) Training shall mean those services described in Section 6.

         (k) "Training Fees" shall mean those fees for Training Services set forth on


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Schedule 1 (k).



         (3) License and Grant of Right to Sublicense and Distribute the Licensed Programs.


                  (a) In consideration for HTI's agreement to market the Licensed Programs, as described herein, SureQuest hereby licenses to HTI to sublicense the Licensed Programs only, to End Users only, subject to the terms, conditions and limitations set forth in this Agreement. The license granted by SureQuest hereunder to HTI for the SureQuest Dietary System is limited to relicensing to End Users in the United States of America, and is non-exclusive and non-transferable and may not be assigned by HTI except as provided in paragraph 25(g). HTI agrees that the sublicense agreements to End Users shall include at least the same restrictions on sublicenses as are imposed on HTI in this Agreement, as the license. Because the license granted herein is limited to End Users (which cannot themselves relicense the Licensed Programs), this Agreement would not apply to HTI's ability to license the Licensed Programs to a food distributor or other entity which, in turn, would relicense the Licensed Programs. SureQuest and HTI agree to enter into a separate agreement for each such situation.


                  (b) HTI will actively market and promote the SureQuest Dietary System to End Users and to potential End Users. HTI agrees that for the duration of the Agreement the SureQuest Dietary System shall be the only service of its kind offered, marketed and promoted by HTI to its End Users unless a potential End User justifies in writing why it must use a different dietary software program. HTI also agrees, where appropriate, to substitute the SureQuest Dietary System for the Source Tech dietary system currently being used by some of HTI's customers, provided that SureQuest can meet or better the pricing, service and quality of the Source Tech dietary system and that the customer agrees to the change.


                  (c) SureQuest agrees that it will not develop another private label for the software products set forth on Schedule 1(a) for another dietary consulting company similar to HTI for use in the states of Missouri, Illinois, Arkansas, Alabama, Georgia, Kansas, Ohio and Indiana so long as HTI meets or exceeds the following performance standards: (a) for the first year of operations (June 1, 1999 to May 30, 2000), HTI shall have finalized and



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SureQuest shall have received money for the sale of __________ Licensed Programs and for each year thereafter (June 1 to May 30), HTI shall have finalized and SureQuest shall have received the money for the sale or placement of _________________ Licensed Programs.


                  (d) HTI hereby acknowledges that the Licensed Programs are the property of SureQuest and incorporate valuable copyrights and trade secrets of SureQuest and that SureQuest shall have exclusive proprietary rights in the Licensed Programs and in all modifications and upgrades thereto and versions thereof, including all copyrights, trade secrets and other proprietary concepts, ideas, know-how and information incorporated therein. HTI will not, nor will it allow any End User to, reverse engineer, disassemble, decompose, modify, amend, or similarly manipulate all or any portion of the Licensed Programs, provided that HTI or SureQuest may create an interface between other software programs of End Users and the Licensed Programs but may not otherwise incorporate the Licensed Programs into these other software programs. HTI will not do or suffer to be done at any time any act or thing which may in any way adversely affect any rights of SureQuest in and to the Licensed Programs.

                  SureQuest agrees to make one (1) copy of the current version of the Licensed Programs for End Users that enter into an End User License Agreement. To do so, HTI agrees to provide to SureQuest, in advance at least monthly and in an agreed-upon electronic format, the data (to include diets and menus) which SureQuest will merge into the Licensed Programs before the Licensed Program is distributed to the End User. This data will be kept confidential by SureQuest and may be used by SureQuest, together with similar data from other SureQuest customers, for its general business purposes. This last sentence will survive the termination of this Agreement.


         4. Terms of License and This Agreement.


                  (a) This Agreement and the licenses granted hereunder shall become effective as of the Effective Date and shall continue in effect for a period of five (5) years from the Effective Date ("Initial Term") and from year to year thereafter so long as neither party terminates this Agreement in accordance with its terms.



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                  (b) Either party may terminate this Agreement with or without cause by giving written notice at least ninety (90) days prior to the termination of the Initial Term or prior to the termination of any renewal term thereafter, provided, however there shall be no termination until each party shall have fully complied with each of its obligations hereunder.


                  (c) The termination of this Agreement shall not affect the obligations of HTI or SureQuest under any executed End User License Agreement, and each such End User License Agreement shall continue in effect as though this Agreement had not been terminated. Upon the termination of this Agreement, SureQuest shall be substituted as the Licensor under the End User License Agreement and for two (2) years after such termination, HTI and SureQuest will continue to provide Support Services as set forth in Schedule 7 hereto and SureQuest shall continue to receive the fees for such services in accordance with this Agreement. This paragraph 4(c) shall survive the termination of the Agreement. A copy of the executed End User License shall be furnished to SureQuest within fifteen (15) days of execution.


         5. Acquisition of Software Licenses.



                  (a) HTI shall have the right to acquire software licenses from SureQuest for the single user and multi-user versions of the Licensed Programs at the prices set forth on Schedule 1(e). The base prices set forth in such Schedule may not be increased until April 15, 2000 and thereafter only once annually and any increase shall not exceed the percentage increase in the consumer price Index ("CPI") for the twelve (12) months preceding the date of the price increase, as such CPI is published by the Bureau of Labor Statistics. In the event SureQuest reduces its current list price for one or more of its products below those established by SureQuest on May 1, 1999, the base price established for HTI for that product on Schedule 1(e) shall be reduced by a similar percentage and SureQuest shall so notify HTI to that effect. For those Licensed Programs which are acquired on other than a monthly basis, HTI shall pay for each license within thirty (30) days after invoice by SureQuest, as follows: fifty percent (50%) at the time of signing the acquisition order and fifty percent (50%) at the time the Licensed Program is installed. HTI shall also have the right to acquire SureQuest Dietary Systems by paying the monthly fees set forth on Schedule 1(e) provided that HTI shall commit to make the monthly payments upon the following



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terms: for 1 to 74 Licensed Programs, a minimum of nine (9) months; for 75 to
149 Licensed Programs, a minimum of six (6) months; and for at least 150 Licensed Programs, a minimum of three (3) months; provided, however, that HTI shall continue to pay the monthly fee for each Licensed Program acquired on a monthly basis until SureQuest receives in its possession any such Licensed Program for which HTI wishes to cease payments on.


                  SureQuest shall look solely to HTI for receiving these License Fee payments and all monthly License Fees shall continue to be paid for each Licensed Program until SureQuest receives written assurance that the Licensed Program has been removed from the End User's hardware and receives in its possession any such Licensed Program for which HTI wishes to cease payments on, regardless of when the End User has stopped using such Licensed Program.


                  (b) HTI shall be free to set its own prices to End Users, provided that such prices shall not exceed those base prices listed on Schedule 1(e) or on SureQuest's established price list which HTI, upon request, has a right to obtain, unless HTI receives the written consent from SureQuest to charge otherwise for the sublicense to an End User. HTI agrees not to network, nor allow End Users to network, multiple users on a single licensed software. HTI shall only have the right to use as many copies of the Licensed Property as are covered by license fees paid hereunder The prices set forth herein do not include sales, use or similar taxes not based on income which also shall be paid by HTI to SureQuest. Each license acquired shall include one (1) copy of the users manual. Additional user manuals may be purchased for _______________ ________) each.


                  (c) HTI shall provide to SureQuest, in writing, at the beginning of each month its best estimate of the types of Licensed Programs to be acquired that month and the names and addresses of the facilities which are expected to use such programs. This is not a commitment to acquire these Licensed Programs but only to give SureQuest advance notice so that it can prepare accordingly. HTI shall notify SureQuest within fifteen (15) days after it enters into an End User License Agreement which includes the Licensed Programs, and shall provide a copy of the End User License to SureQuest within that fifteen (15) day period. Such End User License shall be in substantially the forms agreed to in writing by HTI and SureQuest unless the parties otherwise agree in writing.



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                  (d) SureQuest will ship the appropriate Licensed Program and related materials directly to the End User for which SureQuest has received an End User License Agreement at regular UPS ground rates within fifteen (15) working days of receiving a copy of such agreements (with the name and address of the appropriate institution) and notice of the date such institution is to be trained, and the name of the HTI trainer who will do the installation and training.


         6. Training Services.



                  (a) Train The Trainer. SureQuest will train those HTI registered dietitians and other qualified individuals identified by HTI to train End-Users and other potential users designated by SureQuest on how to install, operate, use and support the Licensed Programs. Such "train the trainer" program shall be conducted pursuant to the "SureQuest Trainer Certification Program" set forth on Schedule 6 (a). Each individual, so properly trained and qualified, shall receive a certification by SureQuest that they are qualified to train End Users on the use of the Licensed Programs and to support the Licensed Programs. Such trainers shall attend annual training updates presented by SureQuest, at HTI's expense, to qualify for annual re-certification.


                  SureQuest has explained to HTI the importance of getting
HTI personnel trained as quickly as possible to become trainers. HTI understands the importance for both HTI's business and SureQuest's business to expedite this training program and, therefore, agrees that at least fifteen (15) qualified HTI individuals, with appropriate geographic distribution, will be trained as certified trainers within the first ninety (90) days following the date of this Agreement. SureQuest and HTI will develop, as soon as possible, a training schedule with dates and locations and numbers of attendees to meet this training schedule.


                  (b) Training End Users. When requested by HTI, and after appropriate notice of at least thirty (30) days, SureQuest shall train End-Users on the use of the Licensed Programs. The parties agree that no software installation shall be arranged with an End User unless first a Training date has been set with the End User. The End User training requirements are set forth on
Schedule 1(b).


                  (c) Training HTI Personnel to Market and Sell. SureQuest agrees to train the appropriate HTI personnel designated by HTI and approved by SureQuest on how to



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market, sell, and demonstrate the Licensed Programs to potential End Users and to other SureQuest clients. HTI and SureQuest will meet within the first thirty
(30) days after signing this Agreement to develop a plan to implement such training. The parties also agree to enter into a separate Marketing Agreement to provide for those situations where HTI requests SureQuest to market, sell and demonstrate the Licensed Programs, without the participation of an HTI representative, to potential HTI End User and, conversely, where SureQuest requests HTI to market, sell and demonstrate the Licensed Programs, without the participation of a SureQuest representative, to a potential SureQuest customer which will not become an HTI EndUser. HTI also agrees to include SureQuest personnel to describe the Licensed Programs as part of the formal agenda of the annual consultants meeting of the HTI dietitians.


                  (d) HTI agrees that SureQuest is the best qualified to provide the training described in 6 (a) and (c) above and, therefore, in order to provide consistency in training and to maintain quality control over the training, HTI agrees that it will not directly provide such training to its personnel. Also, each HTI individual trained by SureQuest to conduct on one or more of the activities listed in 6 (a) or (c) above shall agree in writing that they are independent contractors, not agents, of SureQuest, and, if they are working with a SureQuest client which is not an HTI customer, they agree they will not offer to sell any other product or program, will not discuss or try to change any food distribution agreement which the customer may have or take any other action with that customer other than to train, market or sell the Licensed Programs.


                  (e) Training Fees. HTI and SureQuest agree that the Training Fees are those fees set forth on Schedule 1 (k). For training by HTI of HTI End User and of SureQuest clients on how to operate and use the Licensed Programs, SureQuest agrees that HTI shall receive 75% of the Training Fees set forth in paragraphs 3 and 4 on Schedule 1(k) for those institutions for which HTI provides such training. Whenever HTI provides such training, it shall provide in writing to SureQuest, within five (5) days of such training the following information: (1) the name of the institution and the names of the people so trained and whether or not it is an HTI End User or a SureQuest client; (2) the date(s) of the training; (3) the name of the "contact" person at the institution; (4) the name of the HTI trainer and (5) the amount of the out of pocket expenses (including supporting documentation) incurred by the HTI trainer.



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                  For HTI End Users, HTI shall invoice the institution so
trained within ten (10) days of the training (with a copy thereof to SureQuest), and shall remit to SureQuest the 25% of the Training Fees within thirty (30) days of such invoice.


                  For SureQuest clients for which HTI provides training, SureQuest agrees to send an invoice for such training to that institution within ten (10) days of receiving such information from HTI. Such invoice shall include the out-of-pocket expenses incurred by HTI for such training and SureQuest agrees to remit to HTI 75% of the Training Fees and all moneys received from that institution for the payment of such HTI out of pocket expenses. Also SureQuest agrees in its invoice to the institution to make it clearly understood by the institution that the invoice relates to training services provided by HTI but that payments are to be made to SureQuest.


         7. Maintenance and Support Services.


                  (a) The Support Services to be provided to an End User are set forth in Schedule 7 of this Agreement. HTI shall provide all initial telephone and help line support to the End User (defined on Schedule 7 as "first tier" support) and shall direct to SureQuest only those technical questions and issues which require resolution by SureQuest (defined on Schedule 7 as "second tier" support. The Support Fees set forth in Schedule 1 (e) do not contemplate that SureQuest will provide "first tier" support to HTI's End Users. SureQuest shall correct all Problems and Defects so that the SureQuest Dietary System and Licensed Programs comply with the Specifications. HTI shall promptly report to SureQuest in writing all Problems and Defects of which it becomes aware.


                  (b) The charge for the maintenance and support services shall commence in the month following the date of acquisition by HTI of the license (whether on a monthly basis or otherwise) and shall be payable on or before the thirtieth (30) of that month and every succeeding month during the term of this Agreement.


                  (c) SureQuest shall provide to HTI, from time to time, a copy of all modifications and updates and related documentation which are made to the SureQuest Dietary System.

                  (d) In order to inform SureQuest of those HTI End Users who are entitled to maintenance and Support Services, HTI will provide to SureQuest in writing the names



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and addresses (and contact person) of End Users as each enters into an End User
License Agreement. From this information provided to it, SureQuest agrees to provide to HTI monthly a list of those End Users which are using the Licensed Programs and which Program they are so using. Such monthly list shall indicate new End Users and any End Users which have given notice to HTI that it intents to (or has) discontinued the use of any Licensed Program. HTI agrees to give to SureQuest promptly a copy of the completed "discontinuance form" which HTI receives from an End User wishing to terminate the service and the date of such termination and SureQuest's receipt of such form will be notice to it that such End User has indicated that it wishes to discontinue the use of the Licensed Programs and the termination date.


                  (e) In the case of Support Service Fees, HTI shall pay SureQuest the relevant Fee set forth in Schedule 1 (e), unless the parties agree otherwise, for Support Services provided by SureQuest to HTI or to End Users. Such Fees shall be billed by SureQuest monthly on the first of each month for the Fees for each succeeding month. Such Fees shall be paid by HTI within thirty
(30) days after receipt of an invoice therefore by SureQuest.


         8. Demonstration Materials / Marketing Materials


                  Until a multi-user Windows product is available, SureQuest shall provide to HTI one (1) license free copy of the single-user Licensed Programs for each HTI staff member (including dietitians) who has been certified by SureQuest to provide training or customer support for the Licensed Programs or for demonstration, testing and back-up purposes only (as long as each HTI staff member continues to be qualified as a certified trainer or marketer or to provide support services). SureQuest shall not charge HTI for maintenance and Support Fees for these copies of the Licensed Programs. SureQuest shall also provide marketing assistance to HTI in the development of an initial marketing brochure and other printed material relating to the Licensed Programs. The actual cost of and production of the marketing materials (exclusive of any reasonable staff time) and the production of any demonstration diskettes of the Licensed Programs shall be billed to and payable by HTI to SureQuest AT SureQuest's cost (time and materials), plus 15%. SureQuest agrees to give to HTI, in advance of beginning the work, a written estimate of the cost to



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produce such marketing materials and demonstration diskettes.


         9. Interface Development / Customization.


                  SureQuest agrees to provide, at the written request of the End User, any necessary interface for an End User to integrate the Licensed Programs into the End User's other software programs. These services shall be provided on a time and materials basis and will be based upon a not to exceed estimate provided by SureQuest to the End User. SureQuest also agrees to provide any customization to the licensed Programs for use by HTI or End Users, upon terms mutually agreeable to the parties.


         10. Private Label/Product Development.


SureQuest and HTI hereby agree that SureQuest shall develop a private label product for HTI, to be known as "Smart Solutions," for SureQuest's DOS-based and Microsoft Windows-based software programs described on Schedule 1 (a).


                  SureQuest's price for developing this private label for all these software programs is, in the aggregate, ________________________________ which HTI agrees to pay as follows: (i) ______________________________________
shall be paid at the time of the execution and delivery of this Agreement; (ii) _________________________________ shall be paid with the completion and delivery to HTI of the private label for the DOS-based and the Three Squares(R) software programs; and (iii) ______________________________ shall be paid with the completion and delivery to HTI of the private label for the yet to be developed "Square 1" and "Square 2" windows-based software. The _______________________ and the ____________________ payments shall be paid to SureQuest within ten (10) days after invoice.


                  SureQuest agrees that the above fee for the private label product shall include cost of SureQuest's providing the necessary interface with the direct ordering software for the following food distributors:



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         HTI agrees that no other software program or service bureau (other than the one operated by HTI) shall be given the name "Smart Solutions".


         11. Pilot Program.


         In order to test the Licensed Programs in the operations of HTI End Users, SureQuest agrees that HTI may use, for a 60 day period, SurePref as (the DOS based software) in two (2) HTI End Users and Three Squares(R) the Windows-based software in one (1) HTI End User. SureQuest agrees that HTI shall have use of the DOS based software free of charge for this sixty (60) day pilot program but agrees to pay the License Fee for these two Licensed Programs after such sixty (60) day pilot program. The Windows-based software shall consist of the Three Squares program and shall be installed in the River Bluff Care Center, Rockford, IL. River Bluff has already paid SureQuest ______ as one-half of the acquisition price for such Three Squares program and will pay the balance of the acquisition price upon invoice from SureQuest. This acquisition price includes training for the software. River Bluff is an HTI End User and HTI will get credit for the River Bluff sale for the purpose of the HTI discounts set forth on Schedule 1(e). SureQuest also agrees to provide the installation and training for these software programs for their pilot period at SureQuest's list prices. These fees for the SurePref software will be invoiced and paid to SureQuest within thirty (30) days of the installation and training. If, after this 60 day pilot program, HTI is not pleased with the results of the software it shall provide to SureQuest, in writing, the deficiencies in the operation of the software (as opposed to additional features which HTI would like in the software but which are not currently present in the software). SureQuest agrees to evaluate such deficiencies and to correct them, in a commercially reasonable time, to HTI's satisfaction. If HTI is not satisfied, it shall give notice to that effect and the reasons for the dissatisfaction. SureQuest and HTI agree to meet and to use their best efforts to work out HTI's dissatisfaction within (30) day period. If after the thirty (30) day period, HTI is still not satisfied, HTI may give written notice to terminate this Agreement and HTI shall reimburse SureQuest for any out of pocket costs it may have incurred in connection with this Agreement.


         12. Menu Service Business. HTI represents that it has approximately ___ customers which are receiving "hard copy" menus from HTI. At this time, HTI is not



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interested in having SureQuest provide "hard copy" menus to these customers, but
HTI does desire to use SureQuest's Licensed Programs to support this menu service business. SureQuest agrees to provide HTI Licensed Programs for HTI's menu service business provided that HTI pays SureQuest, on a quarterly basis and within thirty (30) days of invoice, as follows: (i) from May 1, 1999 until SureQuest completes and delivers to HTI the changes to the Licensed Programs set forth on Schedule 12 (the "Software Delivery Date"), _____ per HTI menu service customer per calendar quarter (the first period for payment shall be May 1 until June 30, 1999 and then the calendar quarters shall commence on July 1, 1999);
(ii) from the Software Delivery Date until June 30, 2000, _____ per HTI menu service customer per calendar quarter (beginning with the calendar quarter commencing after the Software Delivery Date); and (iii) beginning with the calendar quarter commencing on July 1, 2000 and for each calendar quarter thereafter, _____ per HTI menu service customer per calendar quarter. In each case, when calculating the menu service customers, it shall include all such customers added after the date of this Agreement. These payments shall constitute the license fee for the use of the Licensed Programs for this purpose. In the event that the number of HTI customers using HTI's "hard copy" menus falls below ___ for whatever reason, HTI agrees nevertheless to continue to pay SureQuest on the basis that there are ___ such customers. HTI agrees to provide SureQuest, in writing, within ten (10) days after the close of each calendar quarter, a list of its hard copy menu service customers and any additions or deletions from the previous list. If is determined that HTI does not have at least ___ menu service customers at the time of the execution of this Agreement, HTI agrees that SureQuest shall be entitled to adjust upwards the quarterly fee mentioned above.


         13. Database Input/Data Conversions. SureQuest agrees to input the original databases for HTI by entering HTI custom recipes, menu designs and diet types. SureQuest's cost to provide this data input service shall vary depending upon a number of factors, including the form that the data is in, the quality of the data and the time allotted to perform the work. Therefore it is difficult to determine, in advance, what these costs are and therefore the cost for data input shall be agreed to by SureQuest and HTI before the work commences.


                  SureQuest also agrees to convert data for HTI or an End User upon the conversion by an End User from a DOS-based product to a Windows-based product.



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Again, the parties shall agree in advance on the fees to be paid to SureQuest to perform these services.


         14. Hardware and Data Line. In order for HTI's customers to receive full benefit from, and to allow SureQuest to provide the appropriate software support, it is necessary that HTI's End Users have appropriate hardware and dedicated data lines. Schedule 1(d) lists the appropriate hardware requirements which are currently necessary to operate the Licensed Programs properly and SureQuest's Support Fees are based on the assumption that all End Users will have the appropriate Equipment. The parties agree that hardware specifications may change in the future to accommodate updated software and that HTI's End User may have to upgrade hardware in these instances. Also, each HTI End User shall have a dedicated, direct modem line for certain of the Licensed Programs.



         15. Relocated Software. If HTI relocates the SureQuest Dietary System from one site or facility to another site or facility, HTI shall so notify SureQuest and SureQuest shall provide HTI (to be provided to the new End User) a new install disk and a new user manual for a total cost of _____________________ _________. This fee for new install disks and user manuals may increase, from time to time, if SureQuest increases these fees for other SureQuest clients for replacement software or additional manuals. The new install disk will contain the latest databases. Before SureQuest will provide the new disk and manual, HTI shall return to SureQuest the superceded program disk and manual.


         16. Potential Business Conflicts.


                  (a) The parties agree that the facilities listed on Schedule 16 are the only facilities with which both SureQuest and HTI currently have a business interest and, to that extent, the parties wish to define the working relationship for such facilities.


                  With respect to such facilities listed on Schedule 16, HTI may sell to these facilities additional SureQuest Licensed Programs under the HTI private label "Smart Solutions" and HTI will get credit for any such sales for purposes of the percentage discounts set forth on Schedule 1(e). HTI will provide "first tier" support for these new Licensed Programs at HTI's usual compensation for such services. With respect to the Licensed Programs which are already installed in such facilities (as specified on Schedule 16),



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HTI agrees to provide "first tier" support for these existing Licensed Programs for no additional compensation to HTI with the understanding that SureQuest will invoice HTI for support of such existing Licensed Programs, at SureQuest's current billing rates to such facilities, and HTI will pay
SureQuest the total amount of such invoices within thirty (30) days of invoice.


                  (b) If HTI "sells" a monthly arrangement for the use of new Licensed Programs to such facilities under the "Smart Solutions" private label, HTI agrees that SureQuest will receive the total monthly payments and that HTI will provide the "first tier" support for such Licensed Facilities at no additional compensation.


         17. Confidentiality of Agreement and use of Trademarks.

                  (a) The Fees and all other terms and conditions of this Agreement are confidential and shall not be disclosed to third parties, including End Users without the written agreement of both parties. Notwithstanding the foregoing, either party may disclose the existence and the terms of this Agreement to potential investors, dietary advisors, attorneys or accountants in connection with any investment in or acquisition of a party, but only after written notice has been given to the other party and such persons agree to keep such information confidential and not to use it except in connection with such investment or acquisition. The parties agree that each may refer to the other and to this business relationship in promotional material, press releases and disclosure documents, provided that the other party reviews and approves such references prior to dissemination thereof, except as may be required by law.


                  (b) Either party may use the trademarks, tradenames, copyrights or other proprietary rights or trade designations of the other in any promotional or other written materials for general dissemination to End Users or otherwise, provided that the form of such usage shall be approved by the other party in writing. In no event however shall HTI remove any copyright or other proprietary rights or identifying legend of SureQuest from the Licensed Programs.


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

         18. Proprietary Information.

                  (a) Both parties acknowledge that in the course of performing their respective obligations hereunder, they shall be receiving information which is proprietary and confidential to the disclosing party and which the disclosing party wishes to protect from public disclosure ("Proprietary Information"). Proprietary Information as used herein includes without limitation all information disclosed at any time before, after, or at the time of execution of this Agreement between the parties relating to the Licensed Programs, and any other confidential information or trade secrets disclosed between the parties relating to their respective businesses, customers, products, marketing and sales plans, financial status, product development plans, strategies and the like.


                  (b) Each party (i) shall hold such Proprietary Information in confidence and not disclose it, except to its employees or representatives to whom disclosure is necessary to effect the purposes of this Agreement and who are similarly bound to hold the Proprietary Information in confidence; (ii) shall use its best efforts to prevent inadvertent or unauthorized disclosure of any Proprietary Information; (iii) shall not make any use of any Proprietary Information except to the extent necessary to carry out the intent of this Agreement; and (iv) shall use reasonable care, but in any event not less than the care it uses to protect its own proprietary information, to protect the other party's Proprietary Information.


                  (c) Nothing in this Agreement shall be interpreted as placing any obligation of confidence and non-use on a party with respect to any Proprietary Information that (i) can be demonstrated to have been in the public domain as of the effective date of this Agreement or comes into the public domain during the duration of this Agreement through no fault of such party, or
(ii) can be demonstrated to have been independently developed by such party, or
(iii) is rightfully received by such party from a third party not under an obligation of confidence to the other party hereto.

         19. Default.


                  (a) In addition to the termination provisions contained in paragraph 4, this Agreement may be terminated if either party is in default of any of its material obligations hereunder, and has not commenced cure within ten
(10) days and effected cure of such



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







default within thirty (30) days of receipt of written notice of default from the other party, unless the default is not able to be cured within a thirty (30) day period, then it shall be cured within a commercially reasonable time.


                  (b) Subject to the provisions of paragraph 4(c) above relating to the sublicenses granted to End Users, within ten (10) days after the termination of this Agreement for any reason, HTI shall return all copies of the Licensed Programs or portions thereof and related documentation and manuals, as specified by SureQuest, and shall certify in writing to SureQuest that all copies of the Licensed Programs or portion thereof in any form have been returned to SureQuest, and that all software has been removed from all HTI and End User computers.


         20. Patent, Copyright and Trade Secret Indemnity.

                  (a) SureQuest represents and warrants that it has the right to grant the licenses granted to HTI hereunder.

                  (b) SureQuest will defend and indemnify HTI for all costs (including reasonable attorneys fees) arising from a claim that the Licensed Programs infringes an existing United States patent, or a copyright, or trade secret right of a third party, provided that (i) HTI notifies SureQuest of any such claim in writing within 30 days of the claim, (ii) SureQuest has sole control of the defense and all related settlement negotiations, and (iii) HTI provides SureQuest with the assistance, information and authority necessary to perform the above (reasonable out-of-pocket expenses incurred by HTI in providing such assistance will be reimbursed by SureQuest).

                  (c) SureQuest shall have no liability for any claim of infringement hereunder based on (i) use of a superseded or altered release of the Licensed Programs if such infringement would have been avoided by the use of a current unaltered release of the Licensed Programs that SureQuest provides to HTI, or (ii) the combination, operation or use of the Licensed Programs furnished under this Agreement with other programs, data or equipment not provided or approved by SureQuest.

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







                  (d) In the event the Licensed Programs are held or believed by SureQuest to infringe, SureQuest shall have the option, at its expense, to (i) modify the Licensed Programs to make them non-infringing, (ii) obtain for HTI a license to continue relicensing the Licensed Programs, (iii) substitute the Licensed Programs with other software reasonably suitable to HTI, or (iv) if none of the foregoing remedies are commercially reasonable, terminate the license for the infringing Licensed Programs and refund the license fees paid by an End User for those Licensed Programs, prorated in accordance with the terms of the End User License Agreements then in effect.

         21. Product Warranty.

                  (a) SureQuest warrants to HTI that the Licensed Programs unless modified by HTI, and the accompanying media, will perform the functions described in its Specifications in all material respects when operated on the hardware platform and dedicated data line as specified in Schedule 14. Any claim submitted under this warranty must be submitted in writing together with the media and End User data to SureQuest. SureQuest's obligation for warranty claims shall be, at its option, to (i) replace the defective Licensed Programs or media with the Licensed Programs or media that conforms to the above warranty, (ii) provide a workaround, or (iii) return the applicable Fees paid to SureQuest which must be returned to any End User due to the breach by SureQuest of the warranty provided in this paragraph. HTI agrees not to modify in any way the Licensed Programs except to the extent necessary to provide the interface referenced in Paragraph 3(c) above, which interface shall be reviewed and approved in writing by SureQuest.


                  (b) SureQuest warrants that, not later than July 1, 1999, the Licensed Programs shall (i) properly execute with all date data, whether from years in the same century or different centuries, and across century boundaries, including by yielding correct results in arithmetic operations, comparisons and sorting of date fields, (ii) not abnormally cease to execute or return an erroneous error message to date related processing; and (iii) correctly recognize and process the date of February 29, and any related date data, during leap years, including the leap year occurring in the year 2000;

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




                  (c) SureQuest warrants that, using commercially available off-the-shelf software to confirm this warranty, the Licensed Programs contains no computer virus or other contaminants, including any codes or instruction that may be used to access, modify, delete (other than an intended operation), damage or disable Licensee's computer system, including but not be limited to security or expiration codes.


                  (d) THE WARRANTIES ABOVE ARE EXCLUSIVE AND IN LIEU OF ALL OTHER WARRANTIES, WHETHER EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

         22. Limited Liability.

                  NEITHER PARTY SHALL, IN ANY EVENT, BE LIABLE TO THE OTHER PARTY OR ITS EMPLOYEES, AGENTS, AFFILIATES OR SUBLICENSES, FOR ANY LOSS OF PROFIT, GOODWILL OR OTHER SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES SUFFERED BY THE OTHER PARTY OR ITS EMPLOYEES, AFFILIATES, AGENTS OR SUBLICENSES, EVEN IF THE PARTY AGAINST WHOM THE CLAIM IS BEING MADE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGE.

         23. Escrow Source Code.

                  An escrow is being established to assure HTI's ability to provide maintenance to the Licensed Programs and to continue to offer it to its customers should Surequest become unable or unwilling to perform under this Agreement to such a material extent that its inability or unwillingness jeopardizes the maintenance of the Licensed Programs or HTI's ability to offer the Licensed Programs to its customers. Should any such event happen, HTI agrees to give SureQuest written notice of any such inability or unwillingness which HTI reasonably believes jeopardizes the maintenance of the Licensed Programs or HTI's ability to offer the Licensed Programs to its customers. SureQuest shall have thirty (30) days to respond in writing to the alleged inability or unwillingness. If the parties are not able to resolve the dispute, the matter shall be submitted to arbitration as


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






provided in Section 26 (b) below. The final decision of the arbitration shall determine whether HTI shall receive a copy of the source code of the Licensed Properties or whether SureQuest shall eliminate its inability or unwillingness to perform its obligations under this Agreement.


                  Within sixty (60) days following execution of this Agreement, SureQuest shall place into escrow an executable copy of the Licensed Programs and a copy of the source code and, within thirty (30) days of release to HTI of any maintenance, upgrades or modifications to the Licensed Programs which required changes to the source codes shall place into escrow an updated executable copy of the Licensed Programs and copy of the source code. The parties shall share equally the responsibility for payment of all fees charged by the escrow agent. SureQuest's contribution to such fees may take the form of a credit against billing to HTI.

                  The escrow agent shall be fort Knox and the escrow shall be established, maintained, and dissolved according to the terms of the escrow agreement to be agreed to consistent with the terms of this Agreement.

                  Should HTI acquire the source code from the escrow, HTI shall be granted a non-transferable, irrevocable, non-exclusive license to use the source code only to support its license to use, and license its customers to use, the Licensed Property only pursuant to this Agreement and any other agreement between HTI and SureQuest. Ownership of the source code, and all intellectual property rights, including, but not limited to, copyright, trade secret, and patent rights, in the source code and any modifications and additions thereto, by whomever made, shall remain vested in SureQuest. HTI shall not use, or permit others to use, the source code or its license to complete in any manner with SureQuest.

         24.     Payment Provisions.

                 For the license fee and services provided to by SureQuest to HTI and to HTI End Users, SureQuest will submit invoices to HTI and HTI agrees to remit payment to SureQuest within thirty (30) business days from the date of invoice. Payments due and not received by SureQuest in accordance with the terms of this Agreement are subject to and


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



may be assessed interest charges equal to one (1.0%) per cent per month on the unpaid balance.

         25. Force Majeure.

                  SureQuest and HTI shall not be held liable for any delay or failure in performance of any part of this Agreement nor pursuant to an Order or License Agreement under this Agreement caused by fire, embargo, war, a labor dispute, government requirement, act of God or by the public enemy, or causes beyond its control, whether or not similar to the foregoing.

         26. General Provisions.

                  (a) Governing Law. This Agreement shall be construed in accordance with the laws of the State of Texas, without giving effect to the principles of the conflicts of law.

                  (b) Arbitration. Except as otherwise provided in this Agreement, all disputes, claims and controversies between the parties arising out of or related to this Agreement, hereinafter designated "Disputed Matter", shall be referred first to an officer of HTI and an officer of SureQuest who can contractually commit their respective companies. In the event such officers cannot resolve a Disputed Matter, either party may request the matter to be submitted to binding arbitration in Dallas, if HTI is the requesting party, and in St. Louis, MO, if SureQuest is the requesting party. Such arbitration shall be conducted in accordance with the commercial arbitration rules of the American Arbitration Association then prevailing. The party requesting the arbitration shall request the American Arbitration Association to:

                  (A) Appoint an arbitrator who: (i) is familiar with the computer software industry; (ii) will follow substantive rules of law; (iii) will abide by the terms and conditions of this Agreement; and (iv) may require such procedures as discovery and the submission of written briefs;


                  (B) Require the testimony to be transcribed;

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






                  (C) Require the award to be accompanied by findings of fact and a statement of reasons for the decision; and


                  (D) Judgment upon any award made in such arbitration may be entered and enforced in any court of competent jurisdiction.


                  (E) Each party shall be responsible for payment of their costs and attorney fees.

                  (c) Entire Agreement. This Agreement and the schedules and exhibits attached hereto contain the entire understanding of the parties with respect to the matter contained herein. There are no promises, covenants or undertakings contained in any other writing or oral communication. In the event of any conflict between or among the documents comprising this Agreement, the later or latest shall prevail.


                  (d) Written Modifications. This Agreement may not be modified except in a writing signed by authorized representatives of the parties.


                  (e) Notices. Any notices required or permitted to be sent hereunder shall be delivered by hand; by a recognized international courier service; or sent by Certified or Registered Mail, Return Receipt Requested. Notices shall be sent to the addresses first set forth below or to such other address as a party may designate by notice pursuant hereto. Notices to SureQuest or HTI shall be sent "Attention: President". Notices shall be effective upon the date when delivery is either effected or refused.


                  (f) Waiver. A waiver of a breach or default under this Agreement shall not be a waiver of any subsequent default. Failure of either party to enforce compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition.


                  (g) Assignment. This Agreement may not be assigned by either party without the written consent of the other party except to a third party which acquires all or substantially all of the outstanding shares or all or substantially all of assets of the assigning

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




party, provided that the party seeking to assign this Agreement shall provide not less than thirty (30) days prior notice of such intention to the other party, and shall not make such assignment if within ten (10) days after it has sent such notice it is notified that the proposed assignee is a competitor of the other party.


                  (h) Non-Compete. HTI agrees that for the duration of this Agreement HTI shall not, within the United States, acquire, develop, or enter into an agreement with a third party regarding a dietary software program similar to the SureQuest Dietary System. HTI also agrees that for two (2) years after the termination of this Agreement, HTI shall not solicit, propose or otherwise encourage any End Users which are using the License Program to terminate the use of such Licensed Program.


                  (i) Invalid Agreement. If any term, provision covenant or condition of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of the provisions shall remain in full force and effect and not be affected, impaired or invalidated thereby.


                  (j) Captions. The captions of this Agreement are for the convenience of reference only and shall not define or limit any of the terms or provisions hereof.


                  (k) Mutual Duties and Obligations. The parties agree that, upon the request of the other, each shall promptly execute, swear to, acknowledge under oath and/or deliver such further documents and instruments, information and other further assurances and promptly perform further acts as may be necessary, appropriate or incidental to carry out the intent and purpose of this Agreement.


                  (l) Shipping Charges. The parties agree that where expedited delivery of the Licensed Programs is required, the party responsible for the need for expedited delivery shall pay all charges relating to such delivery method. For purposes of clarity only, for example, if expedited delivery is required due to SureQuest's failure to act in a timely manner, SureQuest shall pay all shipping charges, but if it is required due to a non-SureQuest precipitated emergency of HTI, HTI shall pay such shipping charges.


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







IN WITNESS THEREOF, the parties hereto have executed this Agreement as of the date first above written.

Health Technologies, Inc.                         SureQuest Systems Inc.
/s/ [ILLEGIBLE]                                   /s/ [ILLEGIBLE]
------------------------------                    ------------------------------
By                                                By
Title  President                                  Title President
     -------------------------                         -------------------------



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

                              SCHEDULE 6(a) Page 2


TRAINER TRAINING REQUIREMENTS

Effective training is absolutely essential to provide optimal use of the software products. It is essential for each trainer to be able to effectively use the software programs and be able to relay this knowledge to the End User. To provide the best training possible, the following outlines the time requirements for training the trainer for each program. (Due to growing functionality of the programs, these times may change. Required means Required to insure accurate and/or optimum use of the program/system.) As new programs are developed, the training requirements will likewise be established and included in the train the trainer program.



- SUREPREF(TM) - (1 day)      - 1 day training required including trainer test
                              - plus an End User training to be scheduled at a later date.

- SUREWEIGHT(TM) - 1/2 day training required including trainer test.

- SUREASSESS(TM) - 1/2 day training required including trainer test.

- SUREMENU(TM) - (3 days) - 2 days plus 1 day for review and testing at least 1 week later.
                          - Plus 1 day End User training with certified trainer observing to be scheduled at a later date.

- 3 SQUARES(R)- (9 days)  - 3 days initial Base Module/Select/Special
                          Events/Catering and all Associated Reports.
                          - 3 days for Inventory/Purchasing/Budget
                          - 3 days for training completion, review and trainer test.
                          - Give End User training under observation ("student teaching") of all modules per End User requirements.

It is recommend that there be at least 1 week between each of the above training sessions when divided into multiple sessions to allow time to review and practice each area. The foregoing training requirements are subject to future adjustments to better meet End User needs and/or to take advantage of technology for a portion of the training needs.


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